EXHIBIT 11

UltraGuard water Systems Corp.
Computation of Per-Share Income
Treasury Stock Method
As Modified for 20% Test

Period Ended	September 30, 2003

Weighted average number of shares outstanding	13,122,065

Total common and common equivalent shares	13,122,065

Net income (loss) for the period	(577,657)

Loss per common and common equivalent shares	$(0.04)

Earnings per share:

The earnings per share are computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding for the period. Common stock equivalents are excluded from the computation if their effect would be anti-dilutive.